EXHIBIT 12 (B)


                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                 PLUS PREFERRED SECURITIES DIVIDEND REQUIREMENTS


                                                                    Years Ended December 31,
                                                   1992           1993          1994          1995           1996
                                                ------------   -----------   -----------   ------------   -----------
                                                                       (Thousands of Dollars)
Earnings as Defined in Regulation S-K (A):
Net Income                                          475,936       614,868       659,406        616,964       535,071
Federal Income Taxes (B)                            223,782       307,414       301,447        325,737       267,619
Fixed Charges                                       411,493       401,046       408,045        418,825       437,812
                                                ------------   -----------   -----------   ------------   -----------
Earnings                                          1,111,211     1,323,328     1,368,898      1,361,526     1,240,502
                                                ============   ===========   ===========   ============   ===========

Fixed Charges as Defined in Regulation S-K (C):


Total Interest Expense (D)                          401,902       389,956       395,925        406,869       398,581
Interest Factor in Rentals                            9,591        11,090        12,120         11,956        11,490
Subsidiaries' Preferred Securities Dividend
    Requirements                                         --                                         --        27,741
                                                                       --            --
Preferred Stock Dividends                            31,907        38,114        42,147         49,426        23,161
Adjustment to Preferred Stock Dividends to
    state on a pre-income tax basis                  14,768        18,843        18,763         23,428        12,043
                                                ------------   -----------   -----------   ------------   -----------
Total Fixed Charges                                 458,168       458,003       468,955        491,679       473,016
                                                ============   ===========   ===========   ============   ===========

Ratio of Earnings to Fixed Charges                     2.43          2.89          2.92           2.77          2.62
                                                ============   ===========   ===========   ============   ===========


Notes:

(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pretax income.

(B) Includes state income taxes and federal income taxes for other income.

(C) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Electric and Gas Company.

(D) Excludes 1992 interest expense on decommissioning cost $5,208.